September 19, 2014

FEDERAL EXPRESS PRIORITY OVERNIGHT

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    CVR Partners, LP
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 26, 2014
File No. 001-35120
Dear Ms. Cvrkel:

This letter sets forth the response of CVR Partners, LP (also referred to as “we”, “us” or the “Partnership”) to the comment letter dated September 5, 2014, of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced documents filed by CVR Partners, LP.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 49

1.
We note your disclosure in footnote (3) on page 52 of your use of EBITDA and Adjusted EBTIDA as non-GAAP financial measures. We also note that you present Adjusted EBITDA because it is a key measure used in material covenants in your credit facility and the starting point for the calculation of your available cash for distribution. Further, you disclose that management believes that EBITDA and Adjusted EBITDA enable investors and analysts to better understand your ability to make distributions to your common unitholders and your compliance with covenants contained in your credit facility. In this regard, it appears you use EBITDA and Adjusted EBITDA as measures of liquidity, rather than as performance measures in which case we believe the most directly comparable GAAP liquidity measure is cash provided by operating activities rather than net income. Please advise or revise accordingly. Please also note that the three major categories of the statement of cash flows should be presented in your disclosure when a non-GAAP liquidity measure is presented. See Question 102.06 of the C&DI Non-GAAP Financial Measures.

10 East Cambridge Circle Drive, Ste 250 • Kansas City, KS 66103 • 913-982-0500

Linda Cvrkel
September 19, 2014

Response:

We have reviewed our use of EBITDA and Adjusted EBITDA and believe that our use of these amounts is as a performance measure and that the most comparable GAAP measure is net income. Accordingly, in future filings we propose to modify the disclosure associated with EBITDA and Adjusted EBITDA to conform to the below language in italicized text:

EBITDA is defined as net income (i) before interest (income) expense, (ii) income tax expense and (iii) depreciation and amortization expense.

Adjusted EBITDA is defined as EBITDA further adjusted for the impact of non-cash share-based compensation, and, when applicable, major scheduled turnaround expense and loss on disposition of assets. We have recorded non-cash share-based compensation expense in each of the periods presented, and our plant generally undergoes a major scheduled turnaround (and so incurs major scheduled turnaround expense) every two to three years.

We present EBITDA because we believe it allows users of our financial statements, such as investors and analysts, to assess our financial performance without regard to financing methods, capital structure or historical cost basis. We present Adjusted EBITDA because we have found it helpful to consider an operating measure that excludes expenses, such as major scheduled turnaround expense and loss on disposition of assets, relating to transactions not reflective of our core operations. When applicable, each of these expenses is discussed in the management’s discussion and analysis section of our SEC reports, so that investors have complete information about expenses. In addition, we believe that it is useful to exclude from Adjusted EBITDA non-cash share-based compensation, although it is a recurring cost incurred in the ordinary course of business. In our view, non-cash share-based compensation, which also is presented in our financial statements and discussed in the management’s discussion and analysis section, reflects a non-cash cost which may obscure, for a given period, trends in the underlying business, due to the timing and nature of the equity awards. We also present Adjusted EBITDA because it is the starting point used by the board of directors of our general partner when calculating our available cash for distribution.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be substituted for net income or cash flows from operations. Management believes that EBITDA and Adjusted EBITDA enable investors and analysts to better understand our ability to make distributions to common unitholders, help investors and analysts evaluate our ongoing operating results and allow for greater transparency in reviewing our overall financial, operational and economic performance by allowing investors to evaluate the same information used by management. EBITDA and Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

10 East Cambridge Circle Drive, Ste 250 • Kansas City, KS 66103 • 913-982-0500

Linda Cvrkel
September 19, 2014

Notes to the Financial Statements

Note 17. Selected Quarterly Financial Information (Unaudited), page 101

2.
Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the planned turnaround of the nitrogen fertilizer plant in the fourth quarter of 2012. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:

In future filings we will expand our discussion to include the relevant information related to any unusual or infrequent items that impacted the Partnership’s quarterly results of operations for any quarterly period presented. This would include providing discussion for a quarter in which a planned turnaround has occurred.

An example of such expanded discussion is included below in italicized text, reflecting the additional disclosure that would be included in our Form 10-K for the Fiscal Year ended December 31, 2013.

Note 17. Selected Quarterly Financial Information (Unaudited), page 101
The three months ended December 31, 2012 were negatively impacted by a major scheduled turnaround of the nitrogen fertilizer plant during the quarter. Overall results were negatively impacted due to the lost production during the downtime and the resulting reduced revenues and associated costs of product sold. During the fourth quarter of 2012, the Partnership reported major scheduled turnaround expenses of approximately $4.8 million in direct operating expenses (exclusive of depreciation and amortization). No planned major turnaround activities occurred in 2013.
******

10 East Cambridge Circle Drive, Ste 250 • Kansas City, KS 66103 • 913-982-0500

Linda Cvrkel
September 19, 2014

As requested in your comment letter, we hereby acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (913) 982-0495, or email me at sball@cvrenergy.com.

Very truly yours,

/s/ Susan M. Ball

Susan M. Ball
Chief Financial Officer
of CVR GP, LLC,
the general partner of CVR Partners, LP

cc: Edmund S. Gross, Senior Vice President, General Counsel and Secretary

10 East Cambridge Circle Drive, Ste 250 • Kansas City, KS 66103 • 913-982-0500